UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

August 1, 2006

Item 3.	News Release

The Press Release dated August 1, 2006 was disseminated via Canada Stockwatch, CCN Mathews, and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company drilling at its Cerro Moro Project in Argentina has discovered a high grade gold-silver vein in a new zone situated 2.5 kilometres from any previous drilling on the property.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 1st day of August 2006.

SCHEDULE “A”

For Immediate Release: August 1, 2006

EXETER DRILLS BONANZA GRADES IN NEW VEIN AT CERRO MORO, ARGENTINA

Vancouver, B. C., August 1, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) reports that drilling at its Cerro Moro Project in Argentina has discovered a high-grade gold-silver vein in a new zone, situated 2.5 kilometres from any previous drilling on the property.

Reverse circulation drill hole CMRC-45 intersected 10 metres at a grade of 15.4 grams per tonne (“g/t”) gold and 790 g/t silver, for a gold equivalent grade* of 28.6 g/t. Included in the intercept was 2 metres at a grade of 43.6 g/t gold and 2293 g/t silver (81.8 g/t gold equivalent*).

The vein intersected by CMRC-45 (now named the “Carla Vein”) was not apparent in outcrop and suggests the potential for further discoveries in an entirely new part of the property. Significantly, two other holes, CMRC-43 and CMRC-44, located 75 metres to the east of CMRC-45, also intersected veining that could represent a faulted extension of the Carla Vein.

Company Comment

Chairman Yale Simpson commented: “Cerro Moro is a large, 50 square kilometre, gold-silver system; one of a number of promising epithermal gold-silver properties under our strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary. For the past 12 months, our approach in systematically exploring Cerro Moro has been to combine detailed ground magnetic surveying with geological mapping to identify additional high-grade veins, or extensions to known veins”.

“Previous drilling at Cerro Moro showed the vein system to be extensive and the Deborah and Esperanza Veins have both shown sufficient grades and widths to support the advancement of the property toward mine development. The Carla Vein discovery has rewarded the persistence of our team, as we continue to explore this very large epithermal system”.

Cerro Moro Drilling Results

Exeter drilled 1,037 metres in 20 holes in the current program on the Carla, Dora, Deborah and Esperanza veins. Significant results from the current drilling program include:

CARLA
Hole N°	From	To	Meters	Gold g/t	Silver g/t	Gold Equivalent* g/t
CMRC 44	26	27	1	7.96	684	19.36
	56	62	6	0.57	45	1.32
CMRC 45	46	56	10	15.41	790	28.58
	which includes
	47	52	5	28.32	1465	52.73
	which includes
	47	49	2	43.58	2293	81.78

DORA
Hole N°	From	To	Meters	Gold g/t	Silver g/t	Gold Equivalent* g/t
CMRC 48	4	6	2	0.93	76	2.19
CMRC 49	23	30	7	1.58	4	1.65
CMRC 50	0	2	2	2.74	5	2.81
	19	26	7	0.51	3	0.55

DEBORAH
Hole N°	From	To	Meters	Gold g/t	Silver g/t	Gold Equivalent* g/t
CMRC 52	59	64	5	2.92	74	4.15
CMRC 53	41	55	14	3.04	61	4.05
	which includes
	49	52	3	7.03	129	9.18
	which includes
	49	50	1	12.98	142	15.34
CMRC 54	57	65	8	0.70	28	1.15
CMRC 55	31	34	3	2.39	17	2.67

ESPERANZA
Hole N°	From	To	Meters	Gold g/t	Silver g/t	Gold Equivalent* g/t
CMRC 56	3	10	7	0.74	94	2.32
	19	20	1	1.16	3	1.21
	39	43	4	0.44	61	1.46
CMRC 57	34	35	1	0.85	94	2.41
	38	41	3	4.00	323	9.38
	which includes
	38	40	2	5.79	467	13.56
	78	81	3	2.05	76	3.32
CMRC 58	38	43	5	0.70	74	1.93
CMRC 59	20	24	4	3.24	271	7.76
CMRC 60	15	18	3	1.01	115	2.93

*Gold equivalent grade is the aggregate of the gold and silver grades using a silver:gold ratio of 60:1.

The new, poorly outcropping, Carla vein and the surrounding area will be trenched and channel sampled in conjunction with other recently generated targets on the property. Detailed ground magnetics will continue ahead of follow up drilling in the fourth quarter, 2006. The Deborah vein remains open at depth and to the south-west, and the Esperanza vein remains open at depth and to the north-west.

Vein and drill hole locations can be viewed on the Exeter website at www.exeterresource.com or by clicking on this hyperlink: http://www.exeterresource.com/images/gallery/plans/plans15.pdf.

Quality Control and Assurance

The gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. All reverse circulation drill samples were collected using a cyclone in one metre intervals. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex.  Standard, blank and duplicate samples are used throughout the sample sequence as checks. Note that the drill widths presented above are drill intersection widths and may not represent true widths.

Glen Van Kerkvoort, Exeter’s Chief Geologist, a “qualified person” within the definition of that term in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, has overall responsibility for Exeter’s exploration programs in Patagonia and is responsible for the contents of this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery and development of epithermal gold-silver properties in Argentina and Chile.

Currently, four drills are operating at its advanced La Cabeza gold project as a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A. over 12 epithermal gold-silver properties in Santa Cruz, Rio Negro and Chubut provinces. Drilling results are awaited on the Cerro Puntudo epithermal gold-silver property.

In Chile, Exeter is prospecting some 48 gold-silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

In the Maricunga district of Chile, Exeter has a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. on the Caspiche epithermal gold property.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations	Suite 1260, 999 West Hastings Street
Tel: 604.688.9592 / Fax: 604.688.9532	Vancouver, B.C. Canada V6C 2W2
Toll-free: 1-888-688-9592	exeter@exeterresource.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date August 1, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director